Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

September 5, 2023

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Ms. Becky Chow

 Mr. Stephen Krikorian

 Mr. Kyle Wiley

 Mr. Larry Spirgel

Re:	Cango Inc.

Form 20-F filed on April 26, 2023

File No. 001-38590

Ladies and Gentlemen:

On behalf of our client, Cango Inc. (the “Company”), we are submitting this letter in response to your correspondence dated August 8, 2023 (the “August 8 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 26, 2023.

In the August 8 Letter, you requested that the Company respond to the Staff’s comments within ten business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until September 15, 2023 and expects to respond no later than that date.

*        *        *

Simpson Thacher & Bartlett

September 5, 2023	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao
Yi Gao

cc:	Cango Inc.

Mr. Yongyi Zhang, Chief Financial Officer